UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF NOVEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Entry into a Material Definitive Agreement

On November 16, 2009, A-Power Energy Generation Systems, Ltd. ("A-Power") entered into a Cooperation Agreement (the "Cooperation Agreement") with United States Renewable Energy Group, LLC ("US-REG"), under which A-Power and US-REG have agreed to cooperate in the development of a manufacturing and assembly facility (the "Facility") in the United States for the purpose of assembly of wind turbine generator set components.

The construction of the Facility is subject to further due diligence and the signing of definitive agreements between A-Power and US-REG, as well as various government approvals.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, the form of which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Other Events

On November 17, 2009, A-Power issued a press release announcing that it entered into the Cooperation Agreement.  The full text of the press release is furnished as Exhibit 99.2 to this Current Report on Form 6-K.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 – Cooperation Agreement
Exhibit 99.2 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

Date: November 19, 2009	By:	/s/ John S. Lin
Name: John S. Lin
Title: Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Cooperation Agreement
99.2	Exhibit 99.2 – Press Release